UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER


02058692

**PURSUANT TO RULE 13a-16 OR 15d-16
F THE SECURITIES EXCHANGE ACT OF 1934**

For the month of August, 2002

RADWARE LTD.
(Translation of registrant's name into English)

22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: 12th September, 2002

By: /s/ Meir Moshe
Meir Moshe
Chief Financial Officer

FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

RADWARE WINS TWO "Best of ENTERPRISEVISION"™ AWARDS

Selected As Best Vendor And Best Enterprise Solution At EnterpriseVision

MAHWAH, NJ, August 6, 2002 - Radware (NASDAQ; RDWR), the leader in Intelligent Application Switching (IAS), ensuring end-to-end control, performance and integrity of networked applications announced today that the company has been named as the Best Enterprise Vendor and the Best Enterprise Solution at EnterpriseVision recently held in La Jolla, CA. Over 60 companies attended the two-day summit which featured innovative technologies and advancing IT alliances.

The "Best of EnterpriseVision Awards" are the only awards in the channel voted on solely by the attending IT Service Providers. Radware's comprehensive suite of products was selected as *Best Enterprise Solution.* Radware also picked up recognition as the *Best Enterprise Vendor*

"The vendors review many products and solutions at our events," said Sally Hewett, event director, Vision Events. "Through voting on this award, they recognize Radware as a leader in their category and a company well respected in the network infrastructure market."

"To be recognized by leading system integrators and selected by our peers as a top company is certainly an honor," said Rod Jones, Senior Director. "EnterpriseVision is an excellent place to showcase technology solutions and Radware is continuing to validate itself as the premier company in Intelligent Application Switching. Our customers are our partners and they keep us in front as an industry leader. We listen to what their technology needs are and go out and build the products that expedite their business."

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of the critical business processes.

Radware's solutions address the needs of corporate enterprises, service providers and e-commerce business through one or more of our award-winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director and the CertainT 100. Radware's comprehensive suite of products service end-to-end application operations and provide robust and scalable network traffic assurance. *Get certain, from click to content, across your network – with Radware.* For more information, please visit us at www.radware.com

About Vision Events

Vision Events, a Gartner, Inc. (NYSE: IT and ITB) company, is a leading producer of highly focused business events that bring resellers and end users together with leading and emerging vendors in private boardroom appointments to form strategic partnerships and secure new business in the technology sector. Additional information about Vision Events can be found at http://www.visionevents.com.

About Gartner, Inc.

Gartner, Inc. is a research and advisory firm that helps more than 10,000 clients understand technology and drive business growth. Gartner's divisions are Gartner Research, Gartner Consulting, Gartner Measurement and Gartner Events. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, and has 4,300 associates, including 1,200 research analysts and consultants, in more than 90 locations worldwide. The company achieved fiscal 2001 revenue of $952 million. For more information, visit http://www.gartner.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.